GEMXX CORP.	2300 West Sahara Avenue, Suite 800 Las Vegas, NV 89102

January 4, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	John Coleman
Liz Packebusch
Timothy S. Levenbegr

Re:	Gemxx Corp.
Amendment No. 4 to Offering Statement on Form 1-A
Filed December 16, 2022
File No. 024-11922

Dear Sir or Madam:

Gemxx Corp. (the “Company”) is filing amendment number 5 (the “Amendment”) to the Offering Statement on Form 1-A/A (the “Offering Statement”) in response to your recent review letter addressed to Jay Maull, Chief Executive Officer of the Company, dated December 30, 2022 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concern you have expressed. The following numbered response correspond to the comment number in the SEC Letter.

Amendment No. 4 to Offering Statement on Form 1-A filed December 16, 2022

Security Ownership of Management & Certain Securityholders, page 29

1.You currently provide beneficial ownership as of June 15, 2022. Please update to provide the information specified in Item 12(b) as of the most recent practicable date.

We have updated the Offering Statement to include outstanding share information as of recent practicable date.

Unaudited Financial Statements For The Three-Months Ended September 30, 2022 And 2021, page F-1

2.Please provide interim statements of comprehensive income and cash flows which cover at least the first six months of your fiscal year and the corresponding period of the preceding fiscal year. See Part F/S(b)(5) of Form 1-A. Also provide corresponding disclosure covering the interim periods in your Management's Discussion and Analysis at page 25.

We have included financial statements and footnotes for the six months ended September 30, 2022 and 2021 and provided corresponding disclosure in the Management’s Discussion and Analysis.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Jay Maull

Jay Maull